                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                                   AMGEN INC.
                              --------------------
                            (Name of subject company)

                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                         PHARMACEUTICAL PARTNERS, L.L.C.
                     ----------------------------------------
                                    (Bidders)

       CONTRACTUAL CONTINGENT PAYMENT RIGHTS ARISING FROM THE PURCHASE OF
   --------------------------------------------------------------------------
               CLASS A INTERESTS OF AMGEN CLINICAL PARTNERS, L.P.
          --------------------------------------------------------------
                         (Title of class of securities)

                                      NONE
                                -----------------
                                 (CUSIP Number)

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                          675 Third Avenue, Suite 3000
                               New York, NY 10017
                                 (800) 600-1450

                                 ---------------




                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000


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         This corrective Final Amendment amends and supplements the Tender Offer
Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of Purchaser, relating to the offer by Purchaser to purchase outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical
Partners, L.P. (the "CCPRs"), at $220,000 per CCPR, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

         The purpose of this corrective Final Amendment is to revise the number of CCPRs tendered and not withdrawn from those included in the Schedule 14D-1 as a result of a tabulation error.

          At the time of expiration, 2.125 CCPRs had been tendered and not withdrawn. Purchaser has accepted for payment all tendered CCPRs, payment for which will be made promptly.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 1999

                                    PHARMAINVEST, L.L.C.

                                    By: /s/ Pablo Legorreta
                                       ----------------------------------------
                                    Name: Pablo Legorreta
                                    Title:   Managing Member of
                                             Pharmaceutical Partners, L.L.C.,
                                             the Manager

                                    PHARMACEUTICAL ROYALTIES, L.L.C.

                                    By: /s/ David Madden
                                       ----------------------------------------
                                    Name: David Madden
                                    Title:   Managing Member of
                                             Pharmaceutical Partners, L.L.C.,
                                             the Manager

                                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                                    By: /s/ David Madden
                                       ----------------------------------------
                                    Name: David Madden
                                    Title:   Managing Member of
                                             Pharmaceutical Partners, L.L.C.,
                                             the Manager

                                    PHARMACEUTICAL PARTNERS, L.L.C.

                                    By: /s/ Pablo Legorreta
                                       ----------------------------------------
                                    Name: Pablo Legorreta
                                    Title:   Managing Member